SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
General Geophysics Company
(Translation of Registrant’s Name Into English)
1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

FORWARD-LOOKING STATEMENTS	3

FINANCIAL STATEMENTS	5
Unaudited Interim Consolidated Balance Sheet at September 30, 2006 and Consolidated Balance Sheet at December 31, 2005	5
Unaudited Interim Consolidated Statements of Operations for the three months ended September 30, 2006 and 2005, and for the nine months ended September 30, 2006 and 2005	6
Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005	7
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2006 and 2005	8
Notes to Unaudited Interim Consolidated Financial Statements	9
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13

FORWARD-LOOKING STATEMENTS
     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:
•	changes in international economic and political conditions, and in particular in oil and gas prices;
•	our ability to reduce costs;
•	our ability to finance our operations on acceptable terms;
•	the timely development and acceptance of our new products and services;
•	the effects of competition;
•	political, legal and other developments in foreign countries;
•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;
•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;
•	our ability to consummate our planned merger with Veritas DGC, Inc.;
•	difficulties and delays in obtaining regulatory approvals for the merger;
•	difficulties and delays in achieving synergies and cost savings;
•	our ability to integrate successfully the businesses or assets we acquire, including Exploration Resources ASA and Veritas;
•	our ability to sell our seismic data library;
•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and
•	our success at managing the risks of the foregoing.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED BALANCE SHEETS

	September
	30, 2006	December 31,
(in millions of euros)	(unaudited)	2005 (audited)

ASSETS

Cash and cash equivalents	168.7	112.4
Trade accounts and notes receivable, net	331.4	297.5
Inventories and work-in-progress, net	171.9	139.5
Income tax assets	19.6	10.1
Other current assets, net	53.5	41.5
Assets held for sale	—	3.5
Total current assets	745.1	604.5
Deferred tax assets	47.5	31.6
Investments and other financial assets, net	18.9	15.3
Investments in companies under equity method	46.8	44.4
Property, plant and equipment, net	485.0	480.1
Goodwill and intangible assets, net	408.4	389.2
Total non-current assets	1,006.6	960.6
TOTAL ASSETS	1,751.7	1,565.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts	10.9	9.3
Current portion of financial debt	44.0	157.9
Trade accounts and notes payable	137.1	178.5
Accrued payroll costs	66.9	57.8
Income taxes payable	35.1	29.3
Advance billings to customers	37.9	19.5
Provisions – current portion	16.2	17.7
Other current liabilities	29.2	35.2
Total current liabilities	377.3	505.2
Deferred tax liabilities	70.9	56.9
Provisions – non-current portion	19.8	18.4
Financial debt	386.8	242.4
Derivative on convertible bonds	—	11.3
Other non-current liabilities	22.9	20.7
Total non-current liabilities	500.4	349.7

Common stock, 34,762,762 shares authorized 17,507,110 shares with a €2 nominal value issued and outstanding at September 30, 2006; 17,081,680 at December 31, 2005	35.0	34.2
Additional paid-in capital	390.7	372.3
Retained earnings	317.3	291.0
Treasury shares	2.6	(1.1)
Net income (loss) for the period – Attributable to the Group	119.8	(7.8)
Income and expense recognized directly in equity	3.6	(1.4)
Cumulative translation adjustment	(18.5)	11.3
Total shareholders’ equity	850.5	698.5
Minority interests	23.5	11.7

Total shareholders’ equity and minority interests	874.0	710.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,751.7	1,565.1

The accompanying notes are an integral part of the consolidated financial statements.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Nine months ended		Three months ended
		September 30,		September 30,
		2006	2005	2006	2005
(in millions of euros, except per share data)	Notes		restated (1)		restated (1)
Operating revenues		955.6	607.5	321.1	220.5
Other income from ordinary activities		1.4	1.2	0.5	0.4

Total income from ordinary activities		957.0	608.7	321.6	220.9

Cost of operations		(636.7)	(473.2)	(216.3)	(175.0)

Gross profit		320.3	135.5	105.3	45.9

Research and development expenses — net		(27.8)	(23.6)	(9.4)	(8.8)
Selling, general and administrative expenses		(86.9)	(64.2)	(26.6)	(22.3)
Other revenues (expenses) — net		12.0	(2.7)	2.2	(1.9)

Operating income		217.6	45.0	71.5	12.9

Expenses related to financial debt		(24.0)	(29.4)	(7.9)	(8.2)
Income provided by cash and cash equivalents		4.8	2.7	1.8	1.1
Cost of financial debt, net		(19.2)	(26.7)	(6.1)	(7.1)
Derivative and other expenses on convertible bonds		(23.0)	(38.0)	—	(23.3)
Other financial income (loss)		(8.4)	1.3	(1.8)	0.6

Income (loss) from consolidated companies before income taxes		167.0	(18.4)	63.6	(16.9)

Income taxes		(54.9)	(18.5)	(21.9)	(3.7)

Net income (loss) from consolidated companies		112.1	(36.9)	41.7	(20.6)

Equity in income (losses) of affiliates		8.9	9.6	3.1	2.9

Net income (loss)		121.0	(27.3)	44.8	(17.7)

Attributable to :
Shareholders		119.8	(27.9)	44.5	(18.3)
Minority interest		1.2	0.6	0.3	0.6

Weighted average number of shares outstanding		17,318,957	11,765,118	17,496,278	11,698,623

Dilutive potential shares from stock options		356,659	285,979	364,187	285,979
Dilutive potential shares from convertible bonds		—	1,400,000	—	1,400,000
Dilutive weighted average number of shares outstanding		17,675,616	13,451,097	17,860,465	13,384,602
Net income (loss) per share
Basic		6.92	(2.37)	2.55	(1.57)
Diluted (2)		6.78	(2.37)	2.49	(1.57)

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

(2)	Stock options and convertible bonds had an anti-dilutive effect for the three months and the nine months periods ended September 30, 2005; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.
The accompanying notes are an integral part of the consolidated financial statements.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended
	September 30,
	2006	2005
(in millions of euros)		restated (1)
OPERATING
Net income (loss)	121.0	(27.3)
Depreciation and amortization	76.0	51.0
Multi-client surveys amortization	60.7	48.3
Variance on provisions	3.3	0.3
Expense & income calculated on stock-option	4.0	0.3
Net gain on disposal of fixed assets	(6.0)	0.1
Equity in income of affiliates	(8.9)	(9.6)
Dividends received from affiliates	4.3	4.2
Other non-cash items	28.1	36.8
Net cash including net cost of financial debt and income taxes	282.5	104.1
Less net cost of financial debt	19.2	26.7
Less income taxes expenses	54.9	18.5
Net cash excluding net cost of financial debt and income taxes	356.6	149.3
Income taxes paid	(60.6)	(28.1)
Net cash before changes in working capital	296.0	121.2
- change in trade accounts and notes receivable	(52.2)	(25.4)
- change in inventories and work in progress	(28.3)	(17.1)
- change in other current assets	(5.0)	(5.5)
- change in trade accounts and notes payable	(12.5)	13.1
- change in other current liabilities	8.4	9.9
Impact of changes in exchange rate	(12.1)	13.1

Net cash provided by operating activities	194.3	109.3

INVESTING
Total purchases of tangible & intangible assets (included variation of fixed assets suppliers)	(131.3)	(67.7)
Investments in multi-client surveys	(38.9)	(19.2)
Proceeds from disposals tangible & intangible	5.7	1.6
Total net proceeds from financial assets	16.6	—
Acquisition in investments, net of cash and cash equivalents acquired	(47.7)	(262.2)
Variation in loans granted	(0.2)	0.2
Variation in subsidies for Capital Expenditures	0.3	0.5
Variation in other non-current financial assets	(6.7)	(0.4)

Net cash from investing activities	(202.2)	(347.2)

FINANCING
Repayment of long-term debt	(129.7)	(178.1)
Total issuance of long-term debt	215.9	442.6
Reimbursement on leasing	(17.6)	(9.0)
Change in short-term loans	1.9	2.0
Financial interest paid	(12.5)	(32.2)
Net proceeds from capital increase :
- from shareholders	8.0	7.6
- from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to minority interest of integrated companies	(0.4)	(0.2)
Buying & sales from treasury shares	3.7	0.1

Net cash provided by financing activities	69.3	232.8

Effects of exchange rate changes on cash	(5.1)	12.6
Net increase (decrease) in cash and cash equivalents	56.3	7.5
Cash and cash equivalents at beginning of year	112.4	130.6

Cash and cash equivalents at end of period	168.7	138.1

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interests	interest
					(in millions of euros)

Balance at January 01, 2005	11,682,218	23.4	173.4	208.1	1.8	3.7	(17.2)	393.3	9.1	402.3

Capital increase	147 ,432	0.3	7.6					7.9		7.9

Net income				(27.9)				(27.9)	0.6	(27.3)
Cost of share-based payment				0.3				0.3		0.3
Transactions with treasury shares					0.1			0.1		0.1
Financial instruments : variance and transfer to income statement (1)						(6.4)		(6.4)		(6.4)
Foreign currency translation: variance and transfer to income statement (2)							23,6	23.6	1.3	24.9

Income and expense recognized directly in equity (1) + (2)				—	0.1	(6.4)	23.6	17.2	1.3	18.5

Others (a)			(54.2)	53.6		0.6			—	—

Balance at September 30, 2005 restated (b)	11,829,650	23.7	126.8	234.1	2.0	(2.1)	6.4	390.9	11.0	401.9

(a)	Deduction from issuance premium for allocation to the carry forward

(b)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interests	interest
	(amounts in millions of euros)

Balance at January 01, 2006	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2

Capital increase	128,852	0.3	7.8					8.1		8.1
Conversion of convertible bonds	274,914	0.5	10.6	31.1				42.2		42.2

Net income				119.8				119.8	1.2	121.0
Cost of share-based payments				4.0				4.0	(0.3)	3.7
Transactions with treasury shares					3.7			3.7		3.7
Actuarial gains/losses on pension plans (1)				(1.0)				(1.0)		(1.0)
Financial instruments : variance and transfer to income statement (2)						5.0		5.0		5.0
Foreign currency translation: variance and transfer to income statement (3)							(29.8)	(29.8)	(0.6)	(30.4)

Income and expense recognized directly in equity (1) + (2) + (3)				(1.0)		5.0	(29.8)	(25.8)	(0.6)	(26.4)

Others (a)									11.5	11.5

Balance at September 30, 2006	17,507,110	35.0	390.7	437.1	2.6	3.6	(18.5)	850.5	23.5	874.0

(a)	Sale of 49% of CGG Ardiseis to minority shareholders.

Statement of income and expenses attributable to shareholders

	September, 30	September, 30
	2006	2005
		restated (1)
	(in millions of euros)
Net income	119.8	(27.9)
— Actuarial gains and losses on pension plans	(1.0)	—
— Variance in fair value of hedging instruments	5.0	(6.4)
— Variance in fair value of available-for-sale financial assets	—	—
— Variance in foreign currency translation adjustment	(29.8)	23.6

Incomes and expenses recognized directly in equity for the period	94.0	(10.7)

(1)	Restatement of IFRS financial statements in accordance with the standards used to prepare the IFRS financial statements contained in our annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique, S.A. (the “Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
     Pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at September 30, 2006.
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Critical Accounting Policies
Our significant accounting policies, which we have applied in preparing our interim consolidated financial statements at and for the nine months ended September 30, 2006 are the same as those applied in preparing our consolidated financial statements at and for the year ended December 31, 2005, as described in our 2005 Form 20-F annual report.
The following Standards and Interpretations have been effective since January 1, 2006:
IFRS 6 — Exploration for and evaluation of mineral resources
Amendment to IAS 19 — Employee benefits – Actuarial gains and losses, Group Plans and Disclosures
Amendment to IAS 21 — Net investment in a foreign operation
Amendment to IAS 39 — Financial Instruments: Recognition and Measurement — The Fair Value Option
Amendment to IAS 39 — Cash-flow Hedge Accounting of Forecast Intragroup Transactions
Amendment to IAS 39 and to IFRS 4 — Financial Guarantees Contracts
Amendment to IFRS 1 and to IFRS 6 — First time adoption of IFRS 6
IFRIC 4 — Determining whether an arrangement contains a lease
IFRIC 5 — Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
IFRIC 6 — Liabilities arising from Participating in a Specific Market – Waste electrical and Electronic equipment
These Standards and Interpretations had no significant impact on our consolidated financial statements.
At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
IFRS 7 — Financial instruments — Disclosures
Amendment to IAS 1 – Presentation of financial statements: Capital disclosures
IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies
IFRIC 8 — Scope of IFRS 2
IFRIC 9 — Reassessment of embedded derivatives
IFRIC 10 – Interim Financial Reporting and Impairment
We are currently reviewing these Standards and Interpretations to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.

Note 2— Analysis by operating segment and geographic zone
The following tables present revenues, operating income and identifiable assets by operating segment, operating revenues by geographic zone (by location of customers and by origin) as well as operating revenues by category.
The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:
•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.
Analysis by operating segment

					Nine months period ended September 30,
	Nine months ended September 30, 2006				2005
			Eliminations				Eliminations
			and	Consolidated			and		Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments		Total

Revenues from unaffiliated customers	603.3	352.3	—	955.6	391.6	215.9	—		607.5
Inter-segment revenues	0.6	69.2	(69.8)	—	0.5	40.1	(40.6)		—

Operating revenues	603.9	421.5	(69.8)	955.6	392.1	256.0	(40.6)		607.5

Other income from ordinary activities	1.4	—	—	1.4	1.2	—	—		1.2

Total income from ordinary activities	605.3	421.5	(69.8)	957.0	393.3	256.0	(40.6)		608.7

Operating income (loss)	129.7	113.5	(25.6) (a)	217.6	14.0	49.3	(18.3	) (a)	45.0

Equity income (loss) of investees	9.0	(0.1)	—	8.9	9.8	(0.2)	—		9.6
Capital expenditures (b)	162.8	22.5	(16.3)	169.0	100.0	14.0	(12.4)		101.6
Depreciation and amortization (c)	130.9	12.7	(6.9)	136.7	90.0	12.9	(3.6)		99.3
Investments in companies under equity method	1.0	—	—	1.0	—	—	—		—

Identifiable assets	1,154.5	476.7	(103.7)	1,527.5	1,072.1	358.2	(82.8)		1,347.5

Unallocated and corporate assets				224.2					183.6

Total assets				1,751.7					1,531.1

(a)	Includes general corporate expenses of €19.2 million for the nine months ended September 30, 2006 and of €8.9 million for the nine months ended September 30, 2005

(b)	Includes (i) investments in multi-client surveys of €38.9 million for the nine months ended September 30, 2006 and €19.2 million for the nine months ended September 30, 2005, (ii) equipment acquired under capital leases of €0.2 million for nine months ended September 30, 2006 and €13.6 million for the nine months ended September 30, 2005, (iii) capitalized development costs in the Services segment for €7.0 million for the nine months ended September 30, 2006 and €3.1 million for the nine months ended September 30, 2005, and (iv) capitalized development costs in the Products segment for €2.9 million for the nine months ended September 30, 2006 and €2.4 million for the nine months ended September 30, 2005

(c)	Includes multi-client amortization of €60.7 million for the nine months ended September 30, 2006 and €48.3 million for nine months ended September 30, 2005.

	Three months ended September 30, 2006					Three months ended September 30, 2005
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
(in millions of euros)	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

Revenues from unaffiliated customers	201.0	120.1	—		321.1	143.2	77.3	—		220.5
Inter-segment revenues	—	14.2	(14.2)		—	0.2	19.8	(20.0)		—

Operating revenues	201.0	134.3	(14.2)		321.1	143.4	97.1	(20.0)		220.5

Other income from ordinary activities	0.5	—	—		0.5	0.4	—	—		0.4

Total income from ordinary activities	201.5	134.3	(14.2)		321.6	143.8	97.1	(20.0)		220.9

Operating income (loss)	40.0	38.6	(7.1	) (a)	71.5	2.4	19.2	(8.7	) (a)	12.9

Equity income (loss) of investees	3.1	—	—		3.1	2.9	—	—		2.9
Capital expenditures (b)	38.8	14.0	(4.1)		48.7	38.1	5.5	(7.3)		36.3
Depreciation and amortization (c)	48.1	4.7	(2.8)		50.0	32.9	4.4	(1.3)		36.0
Investments in companies under equity method	—	—	—		—	—	—	—		—

(a)	Includes general corporate expenses of €6.4 million for the three months ended September 30, 2006 and of €2.5 million for the three months ended September 30, 2005.

(b)	Includes (i) investments in multi-client surveys of €12.4 million for the three months ended September 30, 2006 and €4.2 million for the three months ended September 30, 2005, (ii) no equipment acquired under capital leases for the three months ended September 30, 2006 and €0.4 million for the three months ended September 30, 2005, (iii) and development costs capitalized in the Services segment of €3.6 million for the three months ended September 30, 2006 and €0.9 million for the three months ended September 30, 2005, and (iv) development costs capitalized in the Products segment of €1.0 million for the three months ended September 30, 2006 and €0.6 million for the three months ended September 30, 2005.

(c)	Includes multi-client amortization of €22.1 million for the three months ended September 30, 2006 and of €17.0 million for the three months ended September 30, 2005.

Analysis by geographic zone
     The following table sets forth our consolidated operating revenues by geographic zone, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:
Analysis of operating revenues by location of customers

	Nine months ended September				Three months ended September
(in millions of euros,	30,				30,
except percentages)	2006		2005		2006		2005

France	14.4	1.5%	5.4	0.9%	10.1	3.1%	1.3	0.6%
Rest of Europe	215.0	22.5%	133.2	21.9%	88.0	27.4%	67.2	30.5%
Asia-Pacific/Middle East	313.2	32.8%	217.1	35.7%	90.5	28.2%	69.3	31.4%
Africa	99.0	10.4%	73.1	12.0%	39.2	12.2%	26.0	11.8%
Americas	314.0	32.8%	178.7	29.4%	93.3	29.1%	56.7	25.7%

Consolidated Total	955.6	100%	607.5	100%	321.1	100%	220.5	100%

Analysis of operating revenues by location of origin

	Nine months ended September				Three months ended September
(in millions of euros,	30,				30,
except percentages)	2006		2005		2006		2005

France	211.3	22.1%	137.6	22.6%	74.4	23.2%	30.3	13.7%
Rest of Europe	81.6	8.5%	90.8	14.9%	39.3	12.3%	49.4	22.4%
Asia-Pacific/Middle East	216.2	22.6%	145.4	23.9%	60.5	18.8%	39.3	17.9%
Africa	79.1	8.3%	36.9	6.1%	32.3	10.0%	14.4	6.5%
Americas	367.4	38.5%	196.8	32.4%	114.6	35.7%	87.1	39.5%

Consolidated Total	955.6	100%	607.5	100%	321.1	100%	220.5	100%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Group Organization
     We divide our businesses into two segments, geophysical services and geophysical products (seismic equipment produced by our Sercel subsidiaries).
     We organize our geophysical services business into two geographical areas: the Western hemisphere, which includes the Americas, and the Eastern hemisphere, which includes Europe, Africa and Asia-Pacific. We also divide our services segment into three strategic business units, or SBUs:
•	the Land SBU for land, transition zone and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
     Our Products segment, which we operate through Sercel and its subsidiaries, is made up of our manufacturing and sales activities for seismic data acquisition equipment, both land and offshore.
Geophysical Market environment
     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending by such companies depends on their perception of the relationship between proven future reserves and expected future energy consumption.
     After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical services market (particularly the offshore segment) has improved since 1999 in terms of both volumes of sales and prices, gradually until mid-2004, and then more rapidly.
     We believe that two principal factors have contributed to the slow recovery from 1999 to mid-2004 of geophysical services despite increasing oil and gas prices. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, harmed the confidence and visibility that are essential to our main clients’ long-term decision-making processes. As a consequence, they delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand, leading to continuing excess supply pushing down market prices.
     We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations suddenly perceived a growing and potentially lasting imbalance between the supply of and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides consequently produced a sharp rise in oil and gas prices.
     The recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditures in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and extraction of more oil from existing reservoirs.
     Our belief that the seismic industry should consolidate has led us to enter into a merger agreement dated as of September 4, 2006 with Veritas DGC, Inc (“Veritas”) as described below under the heading “Acquisitions and disposals for the nine months ended September 30, 2006”.

Foreign Exchange Fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Change in scope of Offshore activities
     We expanded the capacity of the fleet of our Offshore SBU from five seismic acquisition vessels and one source vessel during the first eight months of the nine month period ended September 30, 2005 to thirteen seismic acquisition vessels during the nine months ended September 30, 2006. Our capacity expansion included:
-	the technological upgrade of one source vessel, the Laurentian, into a 3D seismic vessel in the second half of 2005; and

-	the addition to our existing fleet, through the acquisition of Exploration Resources ASA (“Exploration Resources) on September 1, 2005, of three owned seismic vessels equipped for 2D studies (Princess, Duke and Venturer), two owned vessels equipped for 3D studies (Search and C-Orion, the latter of which was launched as a 3D vessel with 8 streamers in early 2006), one chartered cable vessel (Geo Challenger) that was converted to a 3D seismic vessel and started seismic operations as a 3D vessel since mid-May 2006 and one chartered 2D vessel (Pacific Titan).
     During the six months ended June 30, 2006, the Princess, Duke and Venturer 2D vessels operated principally under a strategic alliance between Exploration Resources and a subsidiary of Fugro N.V. prior to our acquisition of Exploration Resources and entered our fleet only progressively since then.
Revenues and backlog
     Our revenues for the nine months ended September 30, 2006 increased 57% to €955.6 million from €607.5 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, our consolidated operating revenues for the nine months ended September 30, 2006 increased 54% to U.S.$1,186.5 million from U.S.$768.7 million for the nine months ended September 30, 2005. This increase results mainly from our Offshore SBU, in which revenues increased 82% (78% in U.S. dollars terms) between the nine months ended September 30, 2006 and the nine months ended September 30, 2005 and from our Products segment, in which external revenues increased 63% (60% in U.S. dollars terms) between the nine months ended September 30, 2006 and the nine months ended September 30, 2005.
     Our backlog at November 1, 2006 was €867 million (U.S.$ 1,101 million) compared to €629 million (U.S.$756 million) at November 1, 2005.
Acquisitions and disposals for the nine months ended September 30, 2006
     On March 27, 2006, we signed a memorandum of understanding with Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Argas (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by us. Pursuant to this agreement, on June 24, 2006, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and we kept a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of our agreement with TAQA, CGG Ardiseis activities in the Gulf Cooperation Council countries are operated by Argas.
     On July 10 2006, Sercel acquired for €4.0 million a 20% interest in Cybernetix, a specialist in innovative solutions in robotics and certain automatic machines, with the aim of strengthening our technical partnership with Cybernetix in offshore oil equipment.
     On September 4, 2006, CGG entered into a definitive merger agreement with Veritas whereby CGG will acquire Veritas in a part cash, part stock transaction. Based on the closing price of CGG’s American Depositary Shares (“ADSs”) and Veritas’ shares on the NYSE on August 29, 2006 of US$33.33 and US$56.16 respectively:
     • CGG will offer Veritas stockholders, subject to proration, the choice of receiving, for each share of Veritas common stock they hold, 2.2501 CGG ADSs with respect to 51% of Veritas’ shares or US$75.00 in cash with respect to 49% of Veritas’ shares;
     • The aggregate value of the transaction is approximately US$3.1 billion, an implied premium of 34.7% over Veritas’ 30-day average closing price of US$55.69 for the period ending on August 29, 2006;
     • Shareholders of the combined group will benefit from holding a world class seismic stock;
     • The boards of directors of both companies have unanimously approved the transaction; and
     • Following shareholder and regulatory approvals required for the merger, the combined group will operate under the name “CGG-Veritas”.
     The combination of CGG and Veritas will create a strong global pure play seismic company, offering a broad range of seismic services, and geophysical equipment, through Sercel, to the industry across all markets. The combined seismic services will operate the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and land crews operating with equivalent capacity in both the Western and Eastern hemispheres. The multi-client services will benefit from two complementary, recent vintage, well positioned seismic data libraries. In data processing and imaging, CGG’s and Veritas’ respective positions will combine to create the industry reference.
     We have filed a registration statement on Form F-4 with the SEC (File No.333-138033) containing additional information with respect to the merger with Veritas.
     On September 28 2006, Sercel acquired all the outstanding shares in Vibration Technologies Limited (“Vibtech”) in a private transaction, for cash consideration of €49.5 million, with a preliminary goodwill amounting to a preliminary goodwill amounting to €34.4 million. Based in Scotland and founded in 1996, Vibtech has pioneered the use of advanced wireless technologies for seismic recording. This technology has now reached a new stage with the recent release of the Unite system, and field trials of this new generation equipment have attracted interest from both oil companies and seismic contractors. The Unite system developed by Vibtech is a unique versatile product capable of recording and transmitting data in a stand alone or real time mode, enabling quality control while recording and capable of handling thousands of channels. Use of new transmission technologies also reduces limitations inherent to radio frequencies. We expect that the combination of Sercel expertise in seismic recording and new skills arising from Vibtech’s development group will help expand the capabilities of the Sercel portfolio of products and integrate advanced wireless technology with its latest generation products.
7 1/2 Senior Notes due 2015 – Additional notes
     On February 3, 2006, we issued an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103-1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the $140.3 million remaining outstanding under our $375 million bridge credit facility used to financed the acquisition of Exploration Resources. On August 17, 2006, U.S. $164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.
Additional asset financing agreement
     On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At September 30, 2006, this facility was fully drawn.
Additional credit facility
     On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At September 30, 2006, this facility was fully drawn.
Conversion of the remaining $15.3 million in nominal amount of our 7.75% $85 million convertible bonds due 2012
     Approximately $70 million of our $85 million 7.75% convertible bonds due 2012 were converted in November 2005. A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to receive a cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading us to issue of 274,914 new shares of CGG and pay a total premium of $2.1 million (€1.6 million) to the converting bondholders.

This premium has been recognized as an expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the nine months period ended September 30, 2006. In addition, we wrote-off the deferred issuance costs attached to the remaining 2,525 convertible bonds in connection with the early conversion, corresponding to a €0.7 million expense under the line item “Derivative and other expenses on convertible bonds” in our income statement for the nine months ended September 30, 2006.
Reduction of syndicated credit facility
     In September 2006, our syndicated credit facility dated March 12, 2004 of U.S.$60 million was reduced to U.S.$20 million. At September 30, 2006, this facility was not drawn.
New bridge credit facility
     We expect to enter on November 15, 2006, into a $1.6 billion bridge credit facility that we plan to use to finance the cash portion of the Veritas merger.
Three months ended September 30, 2006 compared with three months ended September 30, 2005
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,
	2006		2005
	(in millions of euros, except percentages)
Land SBU	23.3	7%	33.8	15%
Offshore SBU	144.1	45%	79.5	36%
Processing & Reservoir SBU	33.6	11%	29.9	14%

Services	201.0	63%	143.2	65%
Products	120.1	37%	77.3	35%

Total	321.1	100%	220.5	100%

Operating Revenues
     Our consolidated operating revenues for the three months ended September 30, 2006 increased 46% to €321.1 million from €220.5 million for the three months ended September 30, 2005. Expressed in U.S. dollars, our consolidated operating revenues increased 54% to U.S.$410.8 million for the three months ended September 30, 2006 from U.S.$267.6 million for the three months ended September 30, 2005. This increase was primarily attributable to our Products segment and our Services segment, and particularly to our Offshore SBU.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) increased 40% to €201.0 million for the three months ended September 30, 2006 from €143.2 million for the three months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 48% to U.S.$257.2 million for the three months ended September 30, 2006 from U.S.$173.8 million for the three months ended September 30, 2005. This increase was primarily attributable to our Offshore SBU.
     Land SBU. Operating revenues for our Land SBU decreased 31% to €23.3 million for the three months ended September 30, 2006 from €33.8 million for the three months ended September 30, 2005. Expressed in U.S. dollars, operating revenues decreased 27% to U.S$29.8 million for the three months ended September 30, 2006 from U.S.$41.0 million for the three months ended September 30, 2005. The decrease was attributable to a reduced number of crews in operations combined with the smaller size of those crews during the three months ended September 30, 2006 compared with the three months ended September 30, 2005.
     On average (including Argas), nine crews were in operation in the three months ended September 30, 2006, compared to eleven crews in the three months ended September 30, 2005.
     Offshore SBU. Operating revenues for our Offshore SBU increased 81% to €144.1 million for the three months ended September 30, 2006 compared to €79.5 million for the three months ended September 30, 2005. In U.S dollar terms, operating revenues increased 91% to U.S.$184.4 million for the three months ended September 30, 2006 from U.S.$96.5 million for the three months ended September 30, 2005. The increase was mainly due to the expansion of our fleet size to nine 3D vessels in operations in the three months ended September 30, 2006 from five 3D vessels on the first two months of the three months ended September 30, 2005, as well as to price increases in the exclusive marine market.
     Exclusive sales increased 67% to €86.8 million in the three months ended September 30, 2006 from €51.9 million for the comparable period in 2005. The vessel time dedicated to multi-clients surveys acquisition in the three months ended September 30, 2006, exceeded the increase of our 3D capacity and as our new 2D activity in exclusive surveys. As a result, as a percentage of total Offshore SBU sales, exclusive surveys fell to 60% for the three months ended September 30, 2006 compared to 65% for the comparable period in 2005.
     Multi-client data sales increased 108% to €57.3 million for the three months ended September 30, 2006 from €27.6 million for the three months ended September 30, 2005 with a different mix between pre-commitments and after-sales. Pre-commitment sales increased to €24.0 million in the three months ended September 30, 2006 from €3.6 million in the three months ended September 30, 2005, due to various multi-clients surveys in progress in Brazil and in the Gulf of Mexico. After-sales levels increased by 39% to €33.3 million in the three months ended September 30, 2006 from €24.0 million for the three months ended September 30, 2005.
     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU increased 12% to €33.6 million for the three months ended September 30, 2006 from €29.9 million for the three months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 18% to U.S.$42.9 million for the three months ended September 30, 2006 compared to U.S.$36.3 million for the three months ended September 30, 2005. The increase was primarily due to greater demand in the marine acquisition market and to the new processing centers we opened in 2005 in India, Brazil and Libya.
     Products
     Operating revenues for our Products segment increased 38% to €134.3 million for the three months ended September 30, 2006 from €97.1 million for the three months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 46% to U.S.$171.8 million from U.S.$117.9 million for the three months ended September 30, 2005. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to continued strong demand for Land products.
     Excluding intra-group sales, operating revenues in our Products segment increased 55% to €120.1 million for the three months ended September 30, 2006 from €77.3 million for the three months ended September 30, 2005.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 24% to €216.3 million for the three months ended September 30, 2006 from €175.0 million for the three months ended September 30, 2005. As a percentage of operating revenues, cost of operations decreased to 67% for the three months ended September 30, 2006 from 79% in the three months ended September 30, 2005. This decrease was due to improved productivity in both Services and Products segments and to significant after-sales on multi-client surveys that were already fully depreciated. As a consequence, gross profit increased 129% to €105.3 million for the three months ended September 30, 2006 compared to €45.9 million for the three months ended September 30, 2005.
     Research and development expenditures, net of government grants, increased 7% to €9.4 million for the three months ended September 30, 2006 from €8.8 million for the three months ended September 30, 2005, due to development efforts in both the Services and Products segments.
     Selling, general and administrative expenses increased 19% to €26.6 million for the three months ended September 30, 2006 from €22.3 million for the three months ended September 30, 2005, primarily as a result of the Exploration Resources integration and the need to support significant organic growth. General and administrative expenses for the three months ended September 30, 2006 also include the compensation cost, under IFRS2, of the May 2006 stock-option and free share allocation plans of €2.8 million. As a percentage of operating revenues, selling, general and administrative costs decreased from 10% in the three months ended September 30, 2005 to 8% in the three months ended September 30, 2006.
Operating Income (Loss)
     We had operating income of €71.5 million for the three months ended September 30, 2006 compared to €12.9 million for the three months ended September 30, 2005 due to a significant improvement in operating income in both our Products and Services segments.
     Operating income from our Services segment was €40.0 million for the three months ended September 30, 2006 compared to income of €2.4 million for the three months ended September 30, 2005. This increase, despite the negative effect of the euro/U.S. dollar exchange rate during the three months ended September 30, 2005, was mainly due to a larger fleet capacity, to high prices in the exclusive marine acquisition sector and to significant after-sales on multi-client surveys that were already fully depreciated.
     Operating income from our Products segment was €38.6 million in the three months ended September 30, 2006 compared to €19.2 million for the three months ended September 30, 2005, due the overall high level of sales, and an improved productivity on Marine products.
     “Other revenues (expenses) — net” were €2.2 million for the three months ended September 30, 2006 compared to a net expense of €1.9 million for the three months ended September 30, 2005. Other revenues for the three months ended September 30, 2006 included primarily €2.9 million in hedging exchange gain on forward sales of U.S. dollars.
Financial Income and Expenses, Net
     Cost of financial debt, net decreased 14% to €6.1 million for the three months ended September 30, 2006 from €7.1 million for the three months ended September 30, 2005. In U.S. dollars term, the cost of financial debt decreased 12% to U.S.$7.8 million for the three months ended September 30, 2006, from U.S.$8.6 million for the three months ended September 30, 2005. This decrease is mainly due to higher financial income on cash equivalents for the three months period ended September 30, 2006, with a high average level of cash and cash equivalents during this period.
     We had a €1.8 million loss in other financial items for the three months ended September 30, 2006, including a €1.4 million expense of cost of forward on forward exchange contracts for U.S dollars, compared to a €0.6 million gain for the three months ended September 30, 2005.
Equity in Income (Losses) of Investees
     Income from investments accounted for under the equity method increased to €3.1 million for the three months ended September 30, 2006 from €2.9 million in the three months ended September 30, 2005. Equity in income from Argas, our joint venture in Saudi Arabia, was €3.3 million for the three months ended September 30, 2006 compared to €2.9 million for the three months ended September 30, 2005.
Income Taxes
     Income taxes increased to €21.9 million for the three months ended September 30, 2006 from €3.7 million for the three months ended September 30, 2005, due to the increase of our U.S. income tax, linked to the high level of Marine products sales and after-sales of multi-clients surveys in the Gulf of Mexico. The increase was also due to €5.4 million deferred tax expense on the French tax group since the remaining cumulated French carry-forward losses no longer offset the French net deferred tax liability position at September 30, 2006.
     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, do not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
     Our net income for the three months ended September 30, 2006 was an income of €44.8 million compared to a loss of €17.7 million for the three months ended September 30, 2005, that included a €23.3 million cost on derivative on convertible bonds, as a result of the factors described above.

Nine months ended September 30, 2006 compared with nine months ended September 30, 2005
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,
	2006		2005
	(in millions of euros, except percentages)
Land SBU	96.9	10%	88.2	15%
Offshore SBU	404.1	42%	222.3	37%
Processing & Reservoir SBU	102.3	11%	81.1	13%
Services	603.3	63%	391.6	65%
Products	352.3	37%	215.9	35%

Total	955.6	100%	607.5	100%

Operating Revenues
     Our consolidated operating revenues increased 57% to €955.6 million for the nine months ended September 30, 2006 from €607.5 million for the nine months ended September 30, 2005. Expressed in U.S dollar terms, our consolidated operating revenues increased 54% to U.S.$1,186.5 million from U.S.$768.7 million. The increase was both attributable to our Products segment and to our Services segment, and particularly to our Offshore SBU.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) increased 54% to €603.3 million for the nine months ended September 30, 2006 from €391.6 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 51% to U.S.$747.4 million from U.S.$495.0 million. This increase was primarily attributable to our Offshore SBU.
     Land SBU. Operating revenues for our Land SBU increased 10% to €96.9 million for the nine months ended September 30, 2006 from €88.2 million for the nine months ended September 30, 2005. In U.S. dollars terms, operating revenues increased 8% to U.S.$120.0 million from U.S.$111.1 million. The increase was attributable to a higher than usual level of backlog primarily during the first six months of the nine months ended September 30, 2006 in a market that remains competitive.
     On average (including Argas), eleven crews were in operation both during the nine months ended September 30, 2006 and during the nine months ended September 30, 2005.
     Offshore SBU. Operating revenues for our Offshore SBU increased 82% to €404.1 million for nine months ended September 30, 2006 from €222.2 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 78% to U.S.$500.5 million for the nine months ended September 30, 2006 from U.S.$281.3 million for the nine months ended September 30, 2005. This increase was mainly due to the expansion of our fleet size to nine 3D vessels in operations at September 30, 2006 from five 3D vessels during the first eight months of the nine months period ended September 30, 2005, price increases in the exclusive marine market, effective use of our seismic vessels capacity and high after-sales of our multi-client surveys.
     Exclusive sales increased 76% to €238.7 million for the nine months ended September 30, 2006 from €135.8 million for the nine months ended September 30, 2005, due principally to higher prices and increased capacity. Our increase in multi-clients survey acquisition in the nine months ended September 30, 2006, was almost proportional to the increase in our 3D capacity and our new 2D activity in exclusive surveys. As a result, as a percentage of total Offshore SBU sales, exclusive contracts accounted for 59% for the nine months ended September 30, 2006 compared to 61% for the nine months ended September 30, 2005.
     Multi-client data sales increased 92% to €165.4 million for the nine months ended September 30, 2006 from €86.3 million for the nine months ended September 30, 2005 due to a significant increase in both after-sales and pre-commitment sales. Pre-commitment sales increased to €46.4 million in the nine months ended September 30, 2006 from €13.7 million in the nine months ended September 30, 2005, due to various multi-clients surveys in progress in Brazil and in the Gulf of Mexico. After-sales levels increased by 64% to €119.0 million in the nine months ended September 30, 2006 from €72.6 million for the nine months ended September 30, 2005. For the nine months period ended September 30, 2006, and particularly in the three months ended March 31, 2006, there was a high demand for data in the Gulf of Mexico, where exploration licenses were allocated in March 2006, and in Brazil, where exploration blocks awarded in 2005 were effectively allocated at the beginning of 2006.
     The net book value of our marine multi-clients data library was €69.8 million at September 30, 2006 compared to €93.6 million at December 31, 2005. On March 31, 2006, the Norwegian government decided not to award exploration-production licenses on blocks where one of our surveys (Moere) is located. As this decision changed our previous estimate of future sales, this €4.6 million survey was fully depreciated at March 31, 2006 and remained fully depreciated at September 30, 2006.
     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU increased 26% to €102.3 million for the nine months ended September 30, 2006 from €81.1 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, operating revenues increased 24% to U.S.$127.0 million for the nine months ended September 30, 2006 from U.S.$ 102.5 million for the nine months ended September 30, 2005. The increase was primarily due to a greater demand in the marine acquisition market and to the new processing centers we opened in 2005 in India, Brazil and Libya.
  Products
     Operating revenues for our Products segment for the nine months ended September 30, 2006 increased 65% to €421.5 million from €256.0 million for the nine months ended September 30, 2005. Expressed in U.S. dollars, revenues increased 62% to U.S.$524.4 million from U.S.$323.8 million. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to the continued strong demand for Land products.
     Excluding intra-group sales, operating revenues increased 63% to €352.3 million for the nine months ended September 30, 2006 from €215.9 million for the nine months ended September 30, 2005.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 35% to €636.7 million for the nine months ended September 30, 2006 from €473.2 million for the nine months ended September 30, 2005. As a percentage of operating revenues, cost of operations decreased to 67% for the nine months ended September 30, 2006 from 78% for the nine months ended September 30, 2005. The increase in cost of operations was due to improved productivity in both Services and Products segments and to significant after-sales on multi-client surveys that were already fully depreciated. As a consequence, gross profit increased 136% to €320.3 million for the nine months ended September 30, 2006 from €135.5 million for the nine months ended September 30, 2005.
     Research and development expenditures, net of government grants, increased 18% to €27.8 million for the nine months ended September 30, 2006 from €23.6 million for the nine months ended September 30, 2005 due to development efforts in our Product segment and a lower research tax credit granted in 2006 to our Services segment.
     Selling, general and administrative expenses increased 35% to €86.9 million for the nine months ended September 30, 2006 from €64.2 million for the nine months ended September 30, 2005, primarily as a result of the Exploration Resources integration and the need to support the significant organic growth. General and administrative expenses also include the compensation cost, under IFRS2, of the May 2006 stock-option and free share allocation plans amounting to €3.9 million. As a percentage of operating revenues, selling, general and administrative costs decreased to 9% for the nine months ended September 30, 2006 from 11% for the nine months ended September 30, 2005.
Operating Income (Loss)
     Our operating income increased to €217.6 million for the nine months ended September 30, 2006, from €45.0 million for the nine months ended September 30, 2005. This increase was due to increases in both our Services and Products segment.
     Operating income from our Services segment was €129.7 million for the nine months ended September 30, 2006 compared to €14.0 million for the nine months ended September 30, 2005. This increase was mainly due to a high level of after-sales, high prices in the exclusive marine acquisition sector, improved use of our seismic vessels capacity, and the recovery of our Land SBU.
     Operating income from our Products segment was €113.5 million for the nine months ended September 30, 2006 compared to €49.3 million for the nine months ended September 30, 2005, due the overall high level of sales and improved productivity in Marine products.

     Other revenues were €12.0 million for the nine months ended September 30, 2006 compared to net expenses of €2.7 million for the nine months ended September 30, 2005..Other revenues in the nine months ended September 30, 2006 included primarily the €5.3 million gain on the sale of 49% of CGG Ardiseis in our Services segment, a €6.0 million hedging exchange gain on forward sales of U.S. dollars and the €1.5 million gain on the sale of second-hand streamers in our Services segment.
Financial Income and Expenses, Net
     Cost of financial debt, net decreased 28% to €19.2 million for the nine months ended September 30, 2006 from €26.7 million for the nine months ended September 30, 2005, which included the €9.4 million financial cost of the early redemption of our remaining 10 5/8% bonds due 2007. Excluding this non-recurring item, the cost of financial debt increased 11% to €19.2 million for the nine months ended September 30, 2006, from €17.3 million for the nine months ended September 30, 2005.
     This increase is due to the changes in the structure of our financial debt from a financial debt during the nine months ended September 30, 2005 mainly composed of our $165 million of 7 1/2% Senior Notes (issued in April 2005), our 7.75% U.S.$85 million convertible bonds due 2012 (partially converted in November 2005, with the remainder converted in May 2006) and a U.S.$375 million bridge loan facility put in place at the beginning of September 2005 to acquire Exploration Resources to a financial debt during the nine months ended September 30, 2006 mainly composed of our U.S.$165 million 7 1/2% Senior Notes due 2015 issued in April 2005, with a further fungible issuance of U.S.$165 million in principal amount in January 2006 and a credit facility of U.S.$70 million at Exploration Resources.
     The cost of the conversion option embedded in our U.S.$85 million 7.75% U.S.$85 million convertible bonds due 2012 resulted in an expense of €23.0 with respect to the portion that remained outstanding after November 2005 for the nine months period ended September 30, 2006 and an expense of €38.0 million for the nine months period ended September 30, 2005, accounted for as ‘‘Derivative and other expenses on convertible bonds’’ in our income statement. The expense is due in 2006 to an increase in the value of the derivative mainly linked to (i) the increase in our share price in both periods, (ii) the €1.6 million premium paid for the early conversion of the remaining convertible bonds dated May 12, 2006 and (iii) the €0.7 million write-off of issuance costs on convertible bonds recognized as an expense at the time of the early conversion.
     We had a €8.4 million loss in other financial items for the nine months ended September 30, 2006, including a €3.7 million expense of cost of forward on forward exchange contracts of U.S dollars compared to a gain of €1.3 million for the nine months ended September 30, 2005. The remaining €4.7 million loss was mainly due to foreign exchange difference losses which were offset by the €6.0 million gain on forward exchange contracts in U.S. dollars that qualify for cash-flow hedge treatment, presented as “Other operating income” in the income statement.
Equity in Income (Losses) of Investees
     Income from investments accounted for under the equity method decreased to €8.9 million for the nine month ended September 30, 2006 from €9.6 million for the nine month ended September 30, 2005. Equity in income from Argas, our joint venture in Saudi Arabia, decreased to €9.0 million for the nine months ended September 30, 2006 from €9.7 million for the nine month ended September 30, 2005.
Income Taxes
     Income taxes increased to €54.9 million for the nine months ended September 30, 2006 from €18.5 million for the nine months ended September 30, 2005, due to an increase in our U.S. income tax, linked to the high level of Marine products sales and after-sales of multi-clients surveys in the Gulf of Mexico, and due to €5.4 million deferred tax expense on the French tax group since the remaining cumulated French carry-forward losses no longer offset the French net deferred tax liability position at September 30, 2006.
     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
     Our net income for the nine months ended September 30, 2006 was a profit of €121.0 million, including a 23.0 million cost on derivative on convertible bonds, compared to a loss of €27.3 million, including a 38.0 million cost on derivative on convertible bonds, for the nine months ended September 30, 2005 as a result of the factors described above.

Liquidity and Capital Resources
     Our principal capital needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.
Operations
     For the nine months ended September 30, 2006, our net cash provided by operating activities, before changes in working capital, was €296.0 million compared to €121.2 million for the nine months ended September 30, 2005. This increase is linked to the increase in our net income, after elimination of financial expenses. Changes in working capital for the nine months ended September 30, 2006 had a negative impact of €101.7 million compared to a negative impact of €11.9 million for the nine months ended September 30, 2005, due to high volume of sales in the month of September 2006.
Investing Activities
     During the nine months ended September 30, 2006, we made purchases of tangible and intangible assets of €131.3 million (including €9.9 million of capitalized development costs), mainly linked to the conversion of our vessel, the Geo Challenger from a cable vessel into a 3D seismic vessel and to the equipping of the Symphony with Sentinel streamers, compared to €67.7 million for the nine months ended September 30, 2005 (including €5.5 million capitalized development costs). In addition, we entered into €0.2 million of new capital leases in the nine months ended September 30, 2006.
     We also invested €38.9 million in our multi-client library during the nine months ended September 30, 2005, primarily in the Gulf of Mexico and Brazil, compared to €19.2 million for the nine months ended September 30, 2005. At September 30, 2006, the net book value of our marine multi-client data library was €69.8 million compared to €93.6 million at December 31, 2005.
Financing Activities
     Net cash provided by financing activities during the nine months period ended September 30, 2006 was €69.3 million compared to net cash provided by financing activities of €232.8 million for the nine months ended September 30, 2005. In February 2006, we issued an additional $165 million of our 7 1/2% Senior Notes due 2015 first issued in April 2005. We used the net proceeds from the additional notes on February 10, 2006 primarily to repay the $140.3 million remaining outstanding under our U.S.$375 million bridge credit facility used to finance the acquisition of Exploration Resources. In March 2006, we concluded an asset financing agreement for U.S.$26.5 million with a bank, which was fully drawn at September 30, 2006 to finance the acquisition of newly-developed Sentinel streamers for the vessel Symphony. In March 2006, Exploration Resources also concluded a credit facility of U.S.$70 million, which was fully drawn since June 2006, to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and to acquire seismic equipment for the vessels C-Orion and Geo-Challenger.
     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2005.
Net Debt
     Net debt was €273.0 million at September 30, 2006 and €297.2 million at December 31, 2005. The ratio of net debt to equity decreased to 32% at September 30, 2006 from 43% at December 31, 2005.
     “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at September 30, 2006 and at December 31, 2005:

	September	December
(in millions of euros)	30, 2006	31, 2005

Bank overdrafts	10.9	9.3
Current portion of financial debt	44.0	157.9
Financial debt	386.8	242.4
Less cash and cash equivalents	(168.7)	(112.4)

Net debt	273.0	297.2

ORBDA
     ORBDA for the three months ended September 30, 2006 was €122.3 million compared to €49.3 million for the three months ended September 30, 2005.
     ORBDA for the nine months ended September 30, 2006 was €359.9 million compared to €148.9 million for the nine months ended September 30, 2005.
     ‘‘ORBDA’’ (Operating Result Before Depreciation and Amortization is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. The maximum permitted ratio of consolidated net debt to ORBDA under the syndicated credit facility 2.00 on 12 months periods after December 31, 2005. In addition, the $1.6 billion bridge credit facility expected to be executed on November 15, 2006 that we plan to use to finance the cash portion of the Veritas merger consideration requires us to respect maximum ratios of ORBDA to total interest cost and consolidated net debt to ORBDA. If we fail to meet any of these ratios and do not obtain waivers, we may be unable to borrow under the respective facility and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. In addition, the inability to borrow sums under the bridge credit facility would force us to find other financing to complete the merger with Veritas.
     ORBDA is not a measure of financial performance under International Financial Reporting Standards (“IFRS”) or accounting principles generally accepted in the United States (“U.S. GAAP”) and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.
     The following table presents a reconciliation of ORBDA to Net cash provided by operating activities under IFRS for the periods indicated as follows:

	Nine months
	ended September
	30,
(in millions of euros)	2006	2005
ORBDA	359.9	148.9
Other financial income (expense) — net	(31.4)	(36.7)
Income tax paid	(60.6)	(28.1)
Non-recurring gains (losses)	—	(0.3)
Increase (decrease) in other long-term liabilities	3.3	0.3
Expense and income calculated on stock-option	4.0	0.3
Less net gain on sale of asset	(6.0)	0.1
Other non-cash items	28.1	36.8
(Increase) decrease in trade accounts and notes receivables	(52.2)	(25.4)
(Increase) decrease in inventories and work in progress	(28.3)	(17.1)
(Increase) decrease in other current assets	(5.0)	(5.5)
Increase (decrease) in trade accounts and notes payables	(12.5)	13.1
Increase (decrease) in other current liabilities	8.4	9.9
Impact of changes in exchange rates on financial assets & liabilities	(12.1)	13.1
Less variation of current assets allowance included above	(1.3)	(0.1)

Net cash provided by operating activities according to cash-flow statement	194.3	109.3

EBITDA
     EBITDA for the nine months ended September 30, 2006 was €363.2 compared to €153.9 for the nine months ended September 30, 2005.
     “EBITDA” is defined as net income (loss) plus income tax, plus interest and other financial income and expense, plus depreciation and amortization. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP or IFRS.
     The following table presents a reconciliation of EBITDA to net income under IFRS for the periods indicated as follows:

	September 30,	September 30,
	2006	2005
		restated
(in millions of euros)	(unaudited)	(unaudited)

Net Income (loss)	121.0	(27.3)
Cost of financial debt, net	19.2	26.7
Derivative and other expenses on convertible bonds	23.0	38.0
Other financial income (loss)	8.4	(1.3)
Income Taxes	54.9	18.5
Depreciation and amortization	136.7	99.3

EBITDA	363.2	153.9

     Under the covenants contained in the indenture relating to our 7 1/2 % Senior Notes due 2015, we are required to provide, on a quarterly basis, either a reconciliation of our financial statements to U.S. GAAP or a reconciliation of EBITDA to U.S. GAAP. Set forth below is a reconciliation of EBITDA to U.S. GAAP for the nine months ended September 30, 2006 and 2005. IFRS differ in certain significant respects from U.S. GAAP, as described in our 2005 annual report on Form 20-F.

	September 30,	September 30,
	2006	2005
		restated
(in millions of euros)	(unaudited)	(unaudited)

EBITDA according to IFRS	363.2	153.9
Stock options	(0.5)	0.1
Actuarial gain/(loss) on pension plan	(1.0)	—
Cancellation of IFRS long-term contracts adjustment	—	(2.5)
Cancellation of IFRS capitalization of development costs	(9.9)	(5.5)
Derivative instruments (FAS 133)	7.9	0.6
Reclassification of other income on ordinary activities	(1.4)	(1.2)

EBITDA according to U.S. GAAP	358.3	145.4

Contractual Obligations
     The following table sets forth our future cash obligations at September 30, 2006:

	Payments Due by Period
	Less than 1			After 5
	year	2-3 years	4-5 years	years	Total
		(in millions of euros)
Financial Debt	27.4	44.1	35.8	256.2	363.5
Capital Lease Obligations (not discounted)	12.0	17.8	37.8	—	67.6
Operating Leases	45.7	36.1	12.7	2.1	96.6
Other Long-Term Obligations (bond interest)	19.6	39.1	39.1	78.2	176.0

Total Contractual Cash Obligations	104.7	137.1	125.4	336.5	703.7

Trend Information
Currency Fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this report on Form 20-F were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the nine month period ended September 30, 2006 and in year ended December 31, 2005, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital. Nevertheless, we do not believe that these factors have negatively affected the sales during the nine months period ended September 30, 2006.

Legal Proceedings
     On September 29, 2006, CGG, CGG’s subsidiary CGG Marine and five directors and officers of these entities were named as defendants in a lawsuit brought by one of the main labor unions representing CGG employees for violation of French labor laws. The case relates to the employment by CGG and CGG Marine of international staff by a non-French subsidiary of CGG. Procedural hearings are scheduled for December 2006, but CGG considers it unlikely that the merits of the case would be addressed before the second quarter 2007. CGG is contesting this claim vigorously and does not expect it to have a material adverse affect on its financial position or profitability.
     On October 20, 2006, a complaint was filed against CGG’s subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products infringe a U.S. patent allegedly owned by the plaintiffs. The plaintiffs have requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States and have sought an unspecified amount of damages. Sercel is confident that the products in question do not infringe any valid claims of the patent at issue and intends to contest this claim vigorously. While we do not believe this litigation will have a material adverse effect on our financial position or profitability, the complaint provides limited information, and the lawsuit is in its early stages.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique
(Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Group Controller, Treasurer and
Deputy Chief Financial Officer
Date: November 15, 2006